

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2012

Via E-mail
Paul R. Ryan
Chairman of the Board and Chief Executive Officer
Acacia Research Corporation
500 Newport Center Drive
Newport Beach, CA 92660

Re: **Acacia Research Corporation**
        Form 10-K for the Fiscal Year Ended December 31, 2011
        Filed February 29, 2012
        Form 10-K/A for the Fiscal Year Ended December 31, 2011
        Filed March 28, 2012
        Form 10-Q for the Quarterly Period Ended March 31, 2012
        Filed April 27, 2012
        File No. 000-26068

Dear Mr. Ryan:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 19

1.   We note that you have disclosed the high and low bid prices for your common stock as report by The Nasdaq Global Select Market, rather than the high and low sales prices for the common stock. Please confirm that you will provide the sales prices in future filings. See Item 201(a)(1)(ii) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations, page 34

2.   There are several instances where two or more sources of a material change have been
        identified, but the dollar amounts for each source that contributed to the change are not
        disclosed. For instance, you disclose on page 35 that the 40% increase in revenue in
        fiscal year 2011 was due primarily to an increase in the average revenue per executed
        agreement, which was offset by a decrease in the total number of agreements executed.
        Please tell us what consideration you have given to quantifying the sources that
        contributed to a material change and particularly disclosing the average revenue per
        executed agreement for the periods presented if this is a financial metric used by the
        company. Please see Item 303(a)(3) of Regulation S-K and Section III.B of SEC Release
        33-8350.

Revenues, page 34

3.   In your discussion of the factors that result in revenues fluctuating from period to period,
        one factor listed is the timing of the receipt of period payments and/or reports from
        licensees. Please tell us what consideration you gave to disclosing the amount of
        revenues attributable to recurring royalties to provide further information about the
        quality of, and potential variability of, the company's earnings. Refer to Item 303(a) of
        Regulation S-K and Section III.B SEC Release 33-8350.

4.   You disclose that fluctuations in the net number of active licensees from period to period
        is one of the factors that result in revenues fluctuating from period to period. While you
        disclose new agreements executed and the number of licensing and enforcement
        programs generating revenues, you do not disclose the net number of active licensees.
        Please tell us what consideration you gave to disclosing the net number of active
        licensees and whether this metric represents a key performance indicator for the
        company. Refer to Item 303(a) of Regulation S-K and Section III.B SEC Release 33-
        8350.

5.   We note management statements in the company's Q4 2011 and Q1 2012 earnings
        conference calls indicating that you are seeing a significant trend in growing the
        percentage of revenues from non-litigating licensing agreements and that such
        arrangements have an accretive impact on your margins. Please tell us what
        consideration you gave to disclosing the amount of revenues from non-litigating license
        arrangements as well as the extent to which this has impacted margins during the periods
        presented. Refer to Item 303(a) of Regulation S-K and Section III.B SEC Release 33-
        8350.

6.   We note management statements in the company's Q4 2011 earnings conference call
        indicating that you have started expanding your business by purchasing 100% ownership

of certain patent portfolios and this provides an opportunity for the company to expand its profit margins on portfolios where you do not need to share the net licensing revenues. Please tell us what consideration you gave to disclosing the amount of revenues from owned portfolios compared to partnering arrangements as well as the extent to which this has impacted margins during the periods presented. Refer to Item 303(a) of Regulation S-K and Section III.B SEC Release 33-8350.

Consolidated Financial Statements

Note 10. Income Taxes, page F-16

7.   We note that you recognized a significant amount of foreign withholding taxes in 2011 in connection with certain licensing arrangements executed during 2011. Please tell us what consideration you gave to separately disclosing domestic and foreign pre-tax earnings. Please refer to Rule 4-08(h) of Regulation S-X.

8.   As a related matter, we note disclosure on page 6 of your March 31, 2011 Form 10-Q that there was about $7.4 million of taxes withheld by a Korean tax authority related to a licensing arrangement executed during the quarter ended March 31, 2011. Please tell us what consideration you gave to disclosing revenues attributed to customers outside of the U.S. and to any significant individual country. Refer to ASC 280-10-50-41.

9.   We note the line item "State income and foreign taxes, net of federal tax effect" in your rate reconciliation on page F-16. Please provide us with a breakdown of the components of this line item and tell us what consideration you gave to providing further quantitative breakdown of this line item in your disclosure. Refer to Rule 4-08(h)(2) of Regulation S-X.

10.   Please tell us what consideration you gave to disclosing the amount of cumulative undistributed earnings from your foreign subsidiaries, if any, and the amount of the unrecognized deferred tax liability related to such earnings. Refer to ASC 740-30-50-2.

Executive Compensation and Related Information (Incorporated by Reference from Definitive Proxy Statement filed on April 18, 2012)

Cash Bonuses, page 24

11.   You disclose that the cash bonuses for the named executive officers were based on the 2011 Performance Metrics as well as other "relevant factors considered in the discretion" of the Compensation Committee or the Chief Executive Officer. We note that you have not provided a quantitative discussion of these performance metrics nor discussed the "relevant factors." In your response, please provide a quantitative discussion of the factors considered in determining the actual amount of the discretionary bonus awarded

to each named executive officer. In addition, please confirm that you will provide conforming disclosure in future filings.

Equity Compensation, page 25

12.   Your discussion of the equity compensation awarded in 2011 does not address how the actual awards were determined on an individualized basis. In your response, please tell us how the award for each named executive officer was determined. Your discussion should address the individual performance or contributions that were taken into account, on an individualized basis, in determining the size of the award. In addition, please confirm that you will provide conforming disclosure in future filings.

Summary Compensation Table, page, 29

13.   It does appears that the bonuses listed in the Non-Equity Incentive Plan Compensation column (column (g)) were not awarded pursuant to a plan as defined in Item 402(a)(6)(iii) of Regulation S-K and should therefore be included in (column (d)) with footnote disclosure distinguishing between the discretionary and non-discretionary bonuses. Please see Regulation S-K Compliance and Disclosure Interpretations Question 119.02 and advise.

Form 10-K/A for the Fiscal Year Ended December 31, 2011

Exhibit Index

14.   We note that the exhibit index does not indicate that portions of Exhibit 2.1 relating to the merger agreement with ADAPTIX were omitted pursuant to a request for confidential treatment. Please ensure that in future filings the exhibit index indicates that you have omitted portions of the agreement pursuant to a request for confidential treatment. This comment also applies to Amendment No. 2 to the Form 8-K/A filed May 8, 2012.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Financial Statements

Note 8. Acquisitions, page 5

15.   We note that you provide pro forma results for the three months ended March 31, 2012. Please tell us what consideration you gave to disclosing the amounts of revenue and earnings attributable to ADAPTIX since the acquisition date that is included in the consolidated income statement for the reporting period. Refer to ASC 805-10-50-2(h)(1).

Exhibits, page 23

16.   We note that you have not incorporated by reference the Agreement and Plan of Merger, dated November 22, 2011, by and among Acacia Research Group LLC, Apollo Patent Corp., ADAPTIX, Inc., and Baker Communications Fund II (QP), L.P. as an exhibit to the Form 10-Q. Please advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jan Woo, Staff Attorney, at (202) 551-3453 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

                                        Sincerely,

                                        /s/ Patrick Gilmore

                                        Patrick Gilmore
                                        Accounting Branch Chief